UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14793
FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO (SECTION 1165(e))
(Full title of the Plan and address of the Plan, if different from that of the issuer named below)
FIRST BANCORP.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146
(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Financial Statements and Supplemental Schedules
December 31, 2009 and 2008
Index

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at Year End) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers, LLP
San Juan, Puerto Rico
June 29, 2010
Certified Public Accountants
(Of Puerto Rico)
License No. 216 Expires Dec. 1, 2010
Stamp 2492316 of P.R. Society of Certified
Public Accountants has been affixed to the
Filed copy of this report.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	As of December 31,
	2009	2008
Assets
Investments
Investments, at fair value	$19,281,137	$17,933,464
Participant loans receivable	1,459,455	1,264,661

Total investments	20,740,592	19,198,125

Receivables
Employer contribution	472,373	725,926
Participants contributions	134,078	—
Interest and dividends receivable	—	74
Due from brokers for security sold	25,321	—
Loan repayments from participants	49,102	—

Total receivables	680,874	726,000

Cash and cash equivalent	66,296	272,240

Total assets	21,487,762	20,196,365

Liabilities
Due to brokers for securities purchased	18,902	—

Total liabilities	18,902	—

Net assets available for benefits	$21,468,860	$20,196,365

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Statement of Changes in Net Assets Available for Benefits
December 31, 2009 and 2008

Year ended
December 31,
2009
Additions to assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(760,892)
Dividends and interest income	305,201
Interest income on loans to participants	91,836

Total investment loss	(363,855)

Contributions
Participants	2,084,500
Employer	774,231
Rollovers from other qualified plans	28,331
Other receipts	328,798

Total contributions	3,215,860

Total additions (deductions)	2,852,005

Deductions
Benefits and withdrawals paid to participants, including rollover distributions	1,555,782
Administrative expenses	23,728

Total deductions	1,579,510

Net increase in net assets available for benefits	1,272,495

Net assets available for benefits
Beginning of year	20,196,365

End of year	$21,468,860

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e)) (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code Section 1165(e). The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualify under the applicable laws of the Commonwealth of Puerto Rico.

Eligibility

All full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Puerto Rico Code of 1994, as amended (“PR Code”) of $9,000 for the tax year ended December 31, 2009. Also, the participant may make voluntary contributions to the Plan on an after-tax basis. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participants’ compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,000 pre-tax contribution after contributing the Plan limit of $9,000.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
The Act No. 186 of August 7, 2008 (Act 186) amended section 1165(e) of the PR Code to gradually increase the maximum allowance contribution as follows:

For tax years:	Amount

Beginning on and after January 1, 2009	$9,000
Beginning on and after January 1, 2011	$10,000
Beginning on and after January 1, 2013	$12,000
Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional discretionary contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%
Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At the end of both December 31, 2009 and 2008 the interest rates of these loans ranged from 5.25% to 10.25%, and are due at various maturity dates through July 23, 2016. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Vested plan benefits not exceeding $5,000 are distributed to participants in a single lump-sum cash payment after employment with the Bank is terminated. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2009 the Bank paid $267,629 in administrative fees and other services rendered by the plan recordkeeper on behalf of the Plan.

Forfeitures Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

Recent Accounting Pronouncements

In April 2009, the FASB issued authoritative guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the objective of fair value measurement, that is, to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 on a prospective basis. The adoption of this Statement did not impact the Plan’s fair value methodologies on its financial assets and liabilities.

In May 2009, the FASB issued authoritative guidance on subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued authoritative guidance on the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The FASB Accounting Standards Codification (“Codification”) is the single source of authoritative nongovernmental GAAP. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification project does not change GAAP in any way shape or form; it only reorganizes the existing pronouncements into one single source of U.S. GAAP. This guidance was effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in this guidance. All other accounting literature not included in the Codification is nonauthoritative. Following this guidance, the FASB will not issue new guidance in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASUs”). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
2.	Summary of Significant Accounting Policies

The more significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits Benefits are recorded when paid.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
3.	Plan Investments

The following presents the Plan’s investments:

	2009			2008
	Value		# of shares	Value		# of shares
First BanCorp. Common stock	$1,117,645	*	485,933	$3,628,451	*	325,714
Ameristock Fund	1,472,154	*	45,227	1,108,063	*	43,728
Ariel Fund	—		—	324		14
Dodge & Cox Balanced Fund	1,394,256	*	21,775	939,908		18,336
Fidelity Spartan Extended Mkt. Index	485,302		15,964	257,261		11,409
FMI Focus	18,430		787	15,873		949
GE Premier Growth Equity Class A	610,334		31,755	292,025		20,994
Harbor Bond Institutional Class Fund	1,591,993	*	131,136	1,073,689	*	95,017
Harbor Bond Institutional International Class Fund	2,421,833	*	44,138	1,697,764	*	42,317
Royce Pennsylvania Mutual Fund	1,439,301	*	152,307	1,034,130	*	149,010
Schwab Value Advantage Money Fund	5,673,003	*	5,673,003	5,486,618	*	5,486,618
Vanguard S&P 500 Index	3,056,886	*	29,774	2,399,358	*	28,877
Participant loans receivable	1,459,455	*	—	1,264,661	*	—

	$20,740,592			$19,198,125

*	Investment exceeds five percent of net assets available for benefits.
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $760,892 as follows:

Mutual Funds	$2,502,700
Common stock — First BanCorp.	(3,263,592)

$(760,892)

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
4.	Fair Value Measurements
The Financial Accounting Standard Board (“FASB”) authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
As of December 31, 2009 and 2008, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2009
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	at Fair Value
Investments in mutual funds:
Large Cap	$5,139,373	$—	$—	$5,139,373
Mid Cap	485,302	—	—	485,302
Small Cap	1,457,731	—	—	1,457,731
International	2,421,833	—	—	2,421,833
Fixed Income	7,264,996	—	—	7,264,996
Balanced	1,394,256	—	—	1,394,256
Investment in First BanCorp.	1,117,645	—	—	1,117,645
Participant loans receivable	—	—	1,459,455	1,459,455

	$19,281,137	$—	$1,459,455	$20,740,592

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008

	As of December 31, 2008
	Fair Value Measurements Using
				Assets
	Level 1	Level 2	Level 3	at Fair Value
Investments in mutual funds:
Large Cap	$3,799,446	$—	$—	$3,799,446
Mid Cap	257,585	—	—	257,585
Small Cap	1,050,003	—	—	1,050,003
International	1,697,764	—	—	1,697,764
Fixed Income	6,560,307	—	—	6,560,307
Balanced	939,908	—	—	939,908
Investment in First BanCorp.	3,628,451	—	—	3,628,451
Participant loans receivable	—	—	1,264,661	1,264,661

	$17,933,464	$—	$1,264,661	$19,198,125

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Equity securities: Investment in First BanCorp consists of common stock of First BanCorp and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.
Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value (quoted market price) at the reporting date. These investments are classified as Level 1.
Participant loans: Participant loans are valued at their outstanding balance, which approximates fair value. These investments are classified as Level 3.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Below is a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2009:

Participant
Loans
Balance at beginning of the year	$1,264,661
New Loans	898,153
Loan payments	(668,561)
Deemed distributions to participants	(34,798)

Balance at end of year	$1,459,455

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
5.	Party In-Interest Transactions
Certain plan investments consist of shares of a mutual fund with market value of $5,673,003 managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2009 and 2008, the Plan held 485,933 and 325,714 units, with a quoted market value of $1,117,645 and $3,628,451, respectively, of First BanCorp common stock, the parent company of the Plan Sponsor. For the year ended December 31, 2009, the Plan received dividend income related to First BanCorp common stock in the amount of $61,290 and the net depreciation in the fair value of the investment in First BanCorp common stock amounted to $3,263,592. Plan assets include participant loans receivable of $1,459,455 and $1,264,661 as of December 31, 2009 and 2008, respectively. For the year ended December 31, 2009 interest income related to participant loans receivable amounted to $91,836. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.
6.	Tax Status
The Puerto Rico Department of Treasury has determined and informed the Bank under letter dated November 10, 2005 that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7.	Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
8.	Forfeited Amount
Forfeited non-vested accounts amounted to $5,266 at December 31, 2009 ($14,573 at December 31, 2008). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. No forfeitures were used to reduce the Bank’s contribution, while $18,453 were used to cover administrative expenses during 2009.
9.	Risks, Uncertainties and Contingencies
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
The Plan is subject to legal proceedings and claims which might arise in the ordinary course of it’s activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Notes to the Financial Statements
December 31, 2009 and 2008
10.	Additional Contributions

The Board of Directors of the Bank approved in 2010 and 2009 additional contributions of $447,470 and $721,898, respectively, based on the Bank’s results for the years ended December 31, 2009 and 2008, respectively. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the years ended December 31, 2009 and 2008, the Bank agreed to contribute $2,876 and $4,028, respectively, to non-highly compensated participants to satisfy contribution requirements. At December 31, 2009 and 2008, these additional contributions were recorded as employer contribution receivables in the statement of net assets available for benefits and as contributions from employer in the statement of changes in net assets available for benefits.

During 2009, the Plan received proceeds of $328,798 representing the Plan’s pro-rata share of a settlement of a class action lawsuit, and included within “Other receipts” in the statement of changes in net assets available for benefits.
11.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$21,468,860	$20,196,365
Amounts allocated to withdrawing participants	—	(10,109)

Net assets available for benefits per Form 5500	$21,468,860	$20,186,257

The following is a reconciliation of participant’s loans receivable per the financial statements for the year ended December 31, 2009 to Form 5500:

2009
Participant loan receivable per financial statements	$1,459,455
Add:
Loan repayments from participants	49,102
Participant loan receivable per Form 5500	$1,508,557
For purposes of Form 5500, interest-bearing cash equivalents which consist of money-market instruments, are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $61,934 and $152,065 as of December 31, 2009 and 2008, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2009 and 2008 amounted to $4,361 and $120,175, respectively.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009 and 2008
12.	Subsequent events
The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (Section 1165(e))
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009 and 2008

	(b) Identity of issue, borrower	(c) Description of Investment including				(e) Current
(a)	lessor or similar party	maturity date, rate of interest, par value			(d) Cost	value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Deposit Account	Money Market			**	$61,934

	Total Money Market and Interest Bearing Cash					61,934

	Common Stocks
*	First BanCorp.	Common Stock	485,933	shares	**	1,117,645

	Total Common Stocks					1,117,645

	Mutual Funds
	Ameristock Fund	Mutual Fund	45,227	shares	**	1,472,154
	Dodge & Cox Balanced Fund	Mutual Fund	21,775	shares	**	1,394,256
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	15,964	shares	**	485,302
	FMI Focus	Mutual Fund	787	shares	**	18,430
	GE Premier Grow th Equity Class A	Mutual Fund	31,755	shares	**	610,334
	Harbor Bond Institutional Class Fund	Mutual Fund	131,136	shares	**	1,591,993
	Harbor Bond Institutional International Class Fund	Mutual Fund	44,138	shares	**	2,421,833
	Royce Pennsylvania Mutual Fund	Mutual Fund	152,307	shares	**	1,439,301
*	Schwab Value Advantage Money Fund	Mutual Fund	5,673,003	shares	**	5,673,003
	Vanguard S&P 500 Index	Mutual Fund	29,774	shares	**	3,056,886

	Total mutual funds					18,163,492

	Other Investments
*	Participant loans receivable	Interest rates ranging from 5.25% to 10.25%, maturity dates of 01/2/10 to 07/23/16			**	1,459,455

	Total Other Investments					1,459,455

	Total					$20,802,526

*	Party in-interest

**	Historical cost is not required for participant directed investment.

Signatures
The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.

(Name of Plan)

Date: 6/29/2010	By:	/s/ Pedro A. Romero

Authorized Representative

******